

October 21, 2022

Timothy R. Kraus
Senior Vice President and Chief Financial Officer
Dana Incorporated
3939 Technology Drive
Maumee, Ohio 43537

> **Re: Dana Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated October 13, 2022**
> **File No. 001-01063**

Dear Timothy R. Kraus:

We have reviewed your October 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

Response Dated October 13, 2022

Risk Factors, page 7

1. We note your response to prior comment one and reissue it as your response does not appear to have addressed transition risks related to climate change. Please tell us how you considered providing disclosure addressing the transition risks related to climate change identified in our previously issued comments, including with regard to your assessment of their effect on your business, financial condition, and results of operations.

Timothy R. Kraus
Dana Incorporated
October 21, 2022
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

2.   We note your response to prior comment two quantifies expenditures for climate-related
      projects for 2021. Please provide quantification for each of the other periods covered by
      your Form 10-K, or affirmatively state if there were no such expenditures. Additionally
      tell us if amounts are expected to increase in future periods.

3.   We note your response, yet reissue prior comment three as it does not appear that each of
      the items identified in our original comment (*i.e.,* comment five of our letter dated August
      26, 2022) is addressed in your response. Please provide us with your analysis of the
      indirect consequences of climate-related regulations or business trends for each of the
      items noted in our prior comment. Include information explaining how the disclosed risks
      related to such consequences specifically address developments regarding climate change
      or tell us how you concluded on the materiality of the items for which disclosure was not
      deemed necessary.

      Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with
any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing